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FILED VIA EDGAR

October 7, 2020

Mindy Rotter

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

Brookfield Place

200 Vesey Street, Suite 200

New York, NY 10281-1022

Re:	Victory Portfolios, File No. 811-04852
Victory Variable Insurance Funds, File No. 811-08979

Dear Ms. Rotter:

On behalf of Victory Portfolios (VP) and Victory Variable Insurance Funds (VVIF) (collectively, the “Registrants”) we submit this response to the comments from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) relating to certain financial reports with respect to certain series portfolios of the Registrants (the “Funds”) for the period ended December 31, 2019, as required by the Sarbanes-Oxley Act of 2002 and the Commission’s rules.

Below we identify in bold the Staff’s comments, and note in regular type our responses. We have attempted to accurately restate the Staff’s comments, which were provided on September 15, 2020.

In the responses below, we identify the Funds to which each comment apply. We also identify the Funds parenthetically by number, with reference to a schedule of Funds provided by the Staff to assist with identification of the Funds examined.

1)	Please confirm in correspondence that there are no components of other accrued expenses that should be separately classified on the Statement of Assets and Liabilities.

This comment relates to the following Funds:

Victory High Income Municipal Bond Fund (3)

Victory RS Global Fund (7)

Victory RS International Fund (9)

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Victory Sophus Emerging Markets Small Cap Fund (20)

Victory Tax-Exempt Fund (22)

Victory RS International VIP Series (26)

Victory S&P 500 Index VIP Series (29)

Victory Variable Insurance Diversified Stock Fund (31)

Response: The Registrant confirms that there are no components of other accrued expenses that should be separately classified on the Statement of Assets and Liabilities of each Fund.

2)	Other expenses appear to exceed 5% of total expenses. Please confirm in correspondence that any categories of other expenses have been separately identified in the Statement of Operations in accordance with Reg. SX Sec. 6-07.

This comment relates to the following Funds:

Victory INCORE Investment Quality Bond Fund (5)

Victory Sophus Emerging Markets Small Cap Fund (20)

Victory High Yield VIP Series (23)

Victory S&P 500 Index VIP Series (29)

Victory Sophus Emerging Markets VIP Series (30)

Victory Variable Insurance Diversified Stock Fund (31)

Response: The Registrant confirms that any individual categories of other expenses have been separately identified in the Statement of Operations in accordance with Reg. SX Sec. 6-07 for each Fund.

3)	The notes to the financial statements disclose that the Victory RS Science and Technology Fund (14) borrowed from the line of credit facility. Please explain in correspondence where the interest expense incurred for the borrowing is recorded in the statement of operations.

Response: The Registrant confirms that the interest expense incurred for the Victory RS Science and Technology Fund’s borrowing from the line of credit facility has been included in “Other expenses” in the Statement of Operations.

4)	The total return cited in the MDFP differs from the total return included in the audited financial highlights. Please confirm in correspondence, that these differences will be explained in the MDFP.

This comment applies to the following Funds:

Victory Global Natural Resources Fund (2)

Victory Sophus Emerging Markets VIP Series (30)

Response:

The total return shown in the MDFP reflects total return based on actual NAV for purposes of effecting purchase and redemption transactions, without giving effect to GAAP adjustments, whereas the total return stated in the Financial Highlights is based on NAV, giving effect GAAP adjustments.

Going forward, the Registrant will add footnote disclosure to the MDFPs to explain any difference between the total return shown in the MDFP and the total return shown in the Financial Highlights, consistent with current footnote disclosure related to the Financial Highlights and Note No. 2 in the Notes to the Financial Statements:

The total return shown above is based on net asset value of each Class calculated for purposes of effecting purchases and redemptions of shares, without giving effect to adjustments required by Generally Acceptable Accounting Procedures (GAAP). This amount may differ from the total return shown in the Financial Highlights, which reflects adjustments made to the net asset value in accordance with GAAP.

5)	The Staff noted that the Victory High Income Municipal Bond Fund reported an NAV error in its N-CEN report filed on March 13, 2020. Please describe in correspondence:
a.	The nature of the error and dollar impact;
Response: The NAV error was primarily the result of an unresolved cash reconciliation break related to a corporate action on a defaulted bond held by the Fund. The dollar amount of the error was approximately $1.18M, equivalent to $0.29 per share.
b.	What, if any, reprocessing was required;
Response: The NAV error impact was greater than ½ of 1% of the NAV. The Trust’s NAV Error Correction Policy required the Fund to reprocess shareholder transactions. There was no out-of-pocket loss to the Fund.
c.	Confirmation that any affected shareholders were made whole and that the reprocessing, if any, was accurate; and
Response: The Registrant confirms that the affected shareholder activity has been reprocessed accurately and that any affected shareholders have been made whole as a result of this reprocessing.
d.	Confirmation that procedures have been implemented to minimize recurrence of such type of error.

Response: The Registrant confirms that controls procedures have been enhanced and implemented regarding cash reconcilement breaks, impacts to NAV and specific timelines to resolve, in order to not impact NAVs or shareholder transactions.

6)	The Registrant filed Form N-CEN on Friday, September 11, 2020 with the wrong report attached to the exhibits. The report filed was the Audit Opinion rather than the Internal Control Report. Please refile this N-CEN with the correct report.

Response:

VPII’s Form N-CEN attachments filed on September 11, 2020 included the required Internal Control Report, along with the auditor’s Audit Opinions. All such exhibits were labeled as Internal Control Reports. The Registrant believes that it is not necessary to refile this Form N-CEN because the required exhibit was in fact included. Going forward, the Registrant will refrain from also filing the Audit Opinions since those are not required exhibits. VPII filed amended Form N-CEN on September 14, 2020 to correct responses to Items B.6.a.i and C.20.c.i., which the Registrant does not consider to be materal.

If you have any questions, please call me at 212-839-8600 or Matthew Kutner at 212-839-8679.

Very truly yours,

/s/ Jay G. Baris

Jay G. Baris

cc:	Leigh A. Wilson, Board Chair and Trustee, Victory Funds Board of Trustees
David Meyer, Audit and Risk Committee Chair and Trustee, Victory Funds Board of Trustees
Christopher K. Dyer, Victory Capital Management Inc.
Erin G. Wagner, Victory Capital Management Inc.
Scott A. Stahorsky, Victory Capital Management Inc.
Allan Shaer, Citi Fund Services of Ohio, Inc.
Nathan J. Greene, Sidley Austin LLP
Matthew J. Kutner, Sidley Austin LLP

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